UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 4, 2025

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In the Matter of

GUI BIN SHE INTERNATIONAL HOLDING GROUP
Suite 2805, Bldg A
Union Plaza, 5022 Binhe Avenue
Futian District, Shenzhen
Guangdong Province, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-279779

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GUI BIN SHE INTERNATIONAL HOLDING GROUP filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

GUI BIN SHE INTERNATIONAL HOLDING GROUP has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 4, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief